Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On March 12, 2010, Terra Industries Inc. sent the following letter to customers:
March 12, 2010
Dear Terra Customer:
I am writing to inform you about an important development regarding Terra.
This morning Terra and CF Industries Holdings, Inc. (“CF”) announced that the two companies have reached an agreement under which Terra will be acquired by CF for $37.15 in cash and 0.0953 of a share of CF common stock for each Terra share. As part of this agreement, Terra has terminated its previously announced merger agreement with Yara International ASA. A copy of the press release that Terra and CF jointly issued this morning is attached for your convenience and can be found on the investor relations page of our Web site at: www.terraindustries.com.
We believe that this transaction with CF will provide you, our valued customers, with an exciting opportunity to benefit from a more robust supply chain and enhanced product offerings.
The transaction with CF is subject to customary closing conditions and is expected to close next month. Until the transaction closes, however, we will operate as separate companies and it will remain business as usual at Terra.
Over the years, we have developed a strong working relationship and as Terra becomes part of CF, we look forward to building on that relationship. While we will make every effort to continue keeping you informed throughout this process, should you have any questions, I encourage you to reach out to your Terra sales representative.
Thank you for your continued support.
Sincerely,
Mike Bennett
Terra President and CEO
Important Information
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In connection with the exchange offer by CF Industries Holdings, Inc. (“CF”) referred to in this communication, Terra Industries Inc. (“Terra”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and expects to file amendments thereto. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any other relevant documents filed with the SEC (when available) because they will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the

SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer referred to in this communication are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained herein include statements about the exchange offer by CF and the proposed merger of a wholly owned subsidiary of CF into Terra. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	the possibility that various conditions to the consummation of the CF exchange offer and merger may not be satisfied or waived,

•	uncertainty as to how many shares of Terra common stock will be tendered into the CF exchange offer,

•	the risk that competing offers will be made,

•	that risk that the CF exchange offer and merger will not close within the anticipated time periods,

•	the risk that disruptions from the CF transactions will harm Terra’s relationships with its customers, employees and suppliers,

•	the diversion of management time on issues related to the CF exchange offer and merger,

•	the outcome of any legal proceedings challenging the CF exchange offer or merger,

•	the amount of the costs, fees, expenses and charges related to the CF transactions,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulations,

•	changes in agricultural regulations and

•	changes in the securities trading markets.
Additional information as to these factors can be found in Terra’s 2009 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q (when available), in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.